Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three Month Period Ended March 31, 2016

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	Notes	2016	2015
Revenue	5	$234,933	$228,708
Operating expenses	6	(46,847)	(44,474)
		188,086	184,234
Depreciation		(56,285)	(52,438)
Amortization		(6,610)	(7,154)
Other operating losses, net	7	(2,504)	(18)
Operating income		122,687	124,624
Interest expense	8	(50,219)	(44,942)
Interest and other income		1,175	990
(Loss) gain on changes in fair value of financial instruments		(5,869)	44,335
Gain (loss) on foreign exchange		189,522	(260,541)
Income (loss) before tax		257,296	(135,534)
Tax expense	9	(19,930)	(18,655)
Net income (loss)		$237,366	$(154,189)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2016	2015
Net income (loss)	$237,366	$(154,189)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(18,879)	12,394
Other comprehensive (loss) income	(18,879)	12,394
Total comprehensive income (loss)	$218,487	$(141,795)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2015		$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss		—	—	—	(154,189)	—	—	—	(154,189)
Other comprehensive income, net of tax of $nil		—	—	—	—	—	12,394	12,394	12,394
Share-based compensation		—	—	—	—	1,920	—	1,920	1,920
Balance at March 31, 2015		$340,602	$316,272	$656,874	$297,439	$28,816	$8,164	$36,980	$991,293
Balance at April 1, 2015		$340,602	$316,272	$656,874	$297,439	$28,816	$8,164	$36,980	$991,293
Net loss		—	—	—	(112,750)	—	—	—	(112,750)
Dividends declared on preferred shares		—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax expense of $1,425		—	—	—	3,800	—	32,346	32,346	36,146
Share-based compensation		—	—	—	—	3,449	—	3,449	3,449
Balance at December 31, 2015		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Balance at January 1, 2016		$340,602	$316,272	$656,874	$188,479	$32,265	$40,510	$72,775	$918,128
Net income		—	—	—	237,366	—	—	—	237,366
Repurchase of stock options	19	—	—	—	(15,913)	(8,745)	—	(8,745)	(24,658)
Issuance of share capital on stock option exercise	13	—	1,861	1,861	(1,269)	(592)	—	(592)	—
Other comprehensive loss, net of tax of $nil		—	—	—	—	—	(18,879)	(18,879)	(18,879)
Share-based compensation		—	—	—	—	1,745	—	1,745	1,745
Balance at March 31, 2016		$340,602	$318,133	$658,735	$408,663	$24,673	$21,631	$46,304	$1,113,702

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents		$709,086	$690,726
Trade and other receivables		52,409	50,781
Other current financial assets		3,168	1,186
Prepaid expenses and other current assets		14,316	17,100
Total current assets		778,979	759,793
Satellites, property and other equipment	5, 10	1,888,969	1,925,265
Deferred tax assets		7,189	7,791
Other long-term financial assets	5	42,351	40,362
Other long-term assets	5	13,297	13,438
Intangible assets	5, 11	834,478	811,397
Goodwill		2,446,603	2,446,603
Total assets		$6,011,866	$6,004,649
Liabilities
Trade and other payables		$31,032	$44,166
Other current financial liabilities		53,314	36,425
Other current liabilities		86,881	80,637
Current indebtedness	12	367,150	87,386
Total current liabilities		538,377	248,614
Long-term indebtedness	12	3,457,672	3,975,835
Deferred tax liabilities		462,248	467,971
Other long-term financial liabilities		95,451	94,190
Other long-term liabilities		344,416	299,911
Total liabilities		4,898,164	5,086,521
Shareholders’ Equity
Share capital	13	658,735	656,874
Accumulated earnings		408,663	188,479
Reserves		46,304	72,775
Total shareholders’ equity		1,113,702	918,128
Total liabilities and shareholders’ equity		$6,011,866	$6,004,649

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	Notes	2016	2015
			Restated (Note 3)
Cash flows from operating activities
Net income (loss)		$237,366	$(154,189)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		56,285	52,438
Amortization		6,610	7,154
Tax expense	9	19,930	18,655
Interest expense		50,219	44,942
Interest income		(1,491)	(933)
(Gain) loss on foreign exchange		(189,522)	260,541
Loss (gain) on changes in fair value of financial instruments		5,869	(44,335)
Share-based compensation		1,745	1,920
Loss on disposal of assets		2,504	18
Other		(9,881)	(9,970)
Income taxes paid, net of income taxes received	17	(37,680)	(76,402)
Interest paid, net of capitalized interest and interest received	17	(22,018)	(23,549)
Repurchase of stock options	19	(24,658)	—
Operating assets and liabilities	17	69,279	1,953
Net cash from operating activities		164,557	78,243
Cash flows used in investing activities
Satellite programs, including capitalized interest		(61,692)	(23,568)
Purchase of other property and equipment		(2,466)	(2,221)
Purchase of intangible assets		(31,240)	—
Net cash used in investing activities		(95,398)	(25,789)
Cash flows used in financing activities
Repayment of indebtedness		(25,009)	(18,312)
Capital lease payments		(5)	—
Satellite performance incentive payments		(1,912)	(1,637)
Net cash used in financing activities		(26,926)	(19,949)
Effect of changes in exchange rates on cash and cash equivalents		(23,873)	21,947
Increase in cash and cash equivalents		18,360	54,452
Cash and cash equivalents, beginning of period		690,726	497,356
Cash and cash equivalents, end of period	17	$709,086	$551,808

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communication solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 15 satellites and the Canadian payload on ViaSat-1 with two other satellites under construction. An additional two prototype Ka-band satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at March 31, 2016, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc.

On April 27, 2016, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2015 consolidated financial statements. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2015, with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three months ended March 31, 2016 and 2015 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES

IAS 1, Presentation of the Consolidated Statement of Cash Flows

The Company changed its presentation of the (gain) loss on foreign exchange on the comparative statement of cash flows to conform to the change adopted in the second quarter of 2015. The total (gain) loss on foreign exchange has been included as an adjustment to reconcile net income (loss) from operating activities and the realized portion of the (gain) loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities.

The changes have resulted in the following reclassifications on the condensed consolidated statement of cash flows for the three months ended March 31, 2015:

Net cash flows from operating activities	$52
Effect of changes in exchange rates on cash and cash equivalents	$(52)

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases and related interpretations on leases.

IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15.

Companies can elect to use either a retrospective approach with a restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information.

The standard is effective for annual periods beginning on or after January 1, 2019. Earlier application of the standard is permitted if it is applied in conjunction with IFRS 15. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Statement of cash flows

In January 2016, an amendment was issued by the IASB for IAS 7, Statement of Cash Flows (“IAS 7”). This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities, including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of the amendment to IAS 7 on its consolidated financial statements.

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail, and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Three months ended March 31,	2016	2015
Broadcast	$123,492	$120,772
Enterprise	105,827	101,537
Consulting and other	5,614	6,399
Revenue	$234,933	$228,708

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three months ended March 31,	2016	2015
Canada	$110,377	$106,164
United States	81,917	76,837
Latin America & Caribbean	21,065	22,180
Europe, Middle East & Africa	14,808	17,505
Asia & Australia	6,766	6,022
Revenue	$234,933	$228,708

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current period:

As at	March 31, 2016	December 31, 2015
Canada	$1,265,951	$1,310,943
Europe, Middle East & Africa	462,420	448,699
United States	157,310	162,269
All others	3,288	3,354
Satellites, property and other equipment	$1,888,969	$1,925,265

As at	March 31, 2016	December 31, 2015
Canada	$749,316	$755,380
United States	41,503	44,315
Latin America & Caribbean	32,922	674
All others	10,737	11,028
Intangible assets	$834,478	$811,397

Other long-term financial assets and other long-term assets by geographic regions were allocated as follows:

As at	March 31, 2016	December 31, 2015
Canada	$34,875	$33,005
Europe, Middle East & Africa	5,798	5,536
All others	1,678	1,821
Other long-term financial assets	$42,351	$40,362

As at	March 31, 2016	December 31, 2015
Canada	$12,687	$12,775
All others	610	663
Other long-term assets	$13,297	$13,438

Goodwill was not allocated to geographic regions.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

Major Customers

For the three months ended March 31, 2016 and 2015, there were three significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

Three months ended March 31,	2016	2015
Compensation and employee benefits(a)	$18,653	$17,548
Other operating expenses(b)	9,888	9,667
Cost of sales(c)	18,306	17,259
Operating expenses	$46,847	$44,474
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. OTHER OPERATING LOSSES, NET

Other operating losses, net, related to the loss on disposal of assets for the three months ended March 31, 2016 and 2015.

8. INTEREST EXPENSE

Three months ended March 31,	2016	2015
Interest on indebtedness	$48,025	$44,499
Interest on derivative instruments	946	728
Interest on satellite performance incentive payments	1,478	1,067
Interest on employee benefit plans	399	492
Capitalized interest	(629)	(1,844)
Interest expense	$50,219	$44,942

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

9. INCOME TAXES

Three months ended March 31,	2016	2015
Current tax expense	$24,278	$26,506
Deferred tax recovery	(4,348)	(7,851)
Tax expense	$19,930	$18,655

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2016	2015
Income (loss) before tax	$257,296	$(135,534)
Multiplied by the statutory income tax rates	26.61%	26.52%
	68,466	(35,944)
Income tax recorded at rates different from the Canadian tax rate	(3,077)	204
Permanent differences	(18,865)	22,471
Effect of temporary differences not recognized as deferred tax assets	(28,861)	31,613
Other	2,267	311
Tax expense	$19,930	$18,655
Effective income tax rate	7.75%	(13.76)%

10. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2016, the Company had satellite, property and other equipment additions of $51.0 million (March 31, 2015 — $25.0 million) with substantially all of the asset additions related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites which are currently under construction (March 31, 2015 — Telstar 12 VANTAGE satellite).

11. INTANGIBLE ASSETS

For the three months ended March 31, 2016, the Company had additions to intangible assets of $31.3 million (March 31, 2015 — $nil) with substantially all of the additions relating to concession rights for the use of frequency spectrum in Brazil.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. INDEBTEDNESS

As at	March 31, 2016	December 31, 2015
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	356,250	375,000
Term Loan B – U.S. Facility (March 31, 2016 – USD $1,693,378, December 31, 2015 – USD $1,697,742)	2,202,068	2,349,505
Term Loan B – Canadian Facility	135,800	136,150
6.0% Senior Notes (USD $900,000)	1,170,360	1,245,510
	3,864,478	4,106,165
Less: deferred financing costs, interest rate floors, prepayment option and premiums	(39,656)	(42,944)
	3,824,822	4,063,221
Less: current indebtedness	(367,150)	(87,386)
Long-term indebtedness	$3,457,672	$3,975,835

13. SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:

	As at March 31, 2016		As at December 31, 2015
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$340,602	74,252,460	$340,602
Voting Participating Preferred Shares	7,034,444	77,995	7,034,444	77,995
Non-Voting Participating Preferred Shares	38,384,823	240,128	38,255,423	238,267
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$658,735		$656,874

In March 2016, a former employee exercised 178,642 stock options on a net settlement basis in exchange for 129,400 Non-Voting Participating Preferred Shares with a stated value of $1.9 million.

14. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, Telesat Canada and certain of Telesat’s existing subsidiaries (the “Guarantors”) are required to comply with a senior secured leverage ratio covenant. The covenant is based on the ratio of Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes. At March 31, 2016, the Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.47:1.00, which was less than the maximum test ratio of 5.25:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 15).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2016.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At March 31, 2016, the maximum exposure to credit risk is equal to the carrying value of the financial assets totaling $807.0 million (December 31, 2015 — $783.1 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has entered into interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into them with only high quality financial institutions.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. At March 31, 2016, North American and International customers made up 47% and 53% of the outstanding trade receivable balance, respectively (December 31, 2015 — 47% and 53%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at March 31, 2016 was $2.8 million (December 31, 2015 — $3.8 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness, with the most significant impact being on the U.S. dollar denominated indebtedness. At March 31, 2016, $3,372.4 million of the $3,864.5 million total indebtedness (December 31, 2015 — $3,595.0 million of the $4,106.2 million) was the Canadian dollar equivalent of the U.S. dollar denominated indebtedness before netting of deferred financing costs, premiums, interest rate floors and prepayment option.

At March 31, 2016, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) net income by $149.5 million and increased (decreased) other comprehensive income by $3.1 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from a portion of the debt having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge a portion of the interest rate risk associated with the variable interest rates on the long-term debt. As at March 31, 2016 and December 31, 2015, the Company had one interest rate swap to fix interest on $250.0 million of debt at a fixed rate, excluding applicable margin, of 1.62%, and one interest rate swap to fix interest on $300.0 million of U.S. denominated debt at a fixed interest rate, excluding applicable margin, of 1.46%. These contracts mature between June 30, 2016 and

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. FINANCIAL INSTRUMENTS  – (continued)

September 30, 2016. As at March 31, 2016, the fair value of these derivative contracts was a liability of $1.3 million (December 31, 2015 — liability of $2.3 million).

If the interest rates on the unhedged variable rate debt change by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net income of $1.4 million for the three months ended March 31, 2016.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The following were the contractual maturities of financial liabilities as at March 31, 2016:

	Carrying amount	Contractual cash flows (undiscounted)	2016	2017	2018	2019	2020	Thereafter
Trade and other payables	$31,032	$31,032	$31,032	$—	$—	$—	$—	$—
Security deposits	3,115	3,115	2,580	82	208	17	—	228
Satellite performance incentive payments(1)	81,618	110,532	11,260	13,227	13,732	13,162	10,963	48,188
Other financial liabilities(2)	16,185	16,975	1,976	13,635	548	466	350	—
Indebtedness (3)	3,891,006	4,228,563	217,532	1,614,320	106,166	2,290,545	—	—
Interest rate swaps	1,347	1,377	1,377	—	—	—	—	—
	$4,024,303	$4,391,594	$265,757	$1,641,264	$120,654	$2,304,190	$11,313	$48,416
(1)	The carrying value and contractual cash flows included $1.5 million of interest payable and $28.6 million of interest payments, respectively.
(2)	The carrying value and contractual cash flows included $0.3 million of interest payable and $1.1 million of interest payments, respectively.
(3)	The carrying value and contractual cash flows included $26.5 million of interest payable and $364.1 million of interest payments, respectively.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2016	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$709,086	$—	$—	$709,086	$709,086	Level 1
Trade and other receivables	52,409	—	—	52,409	52,409	(3)
Other current financial assets	3,168	—	—	3,168	3,168	Level 1
Other long-term financial assets(1)	19,727	22,624	—	42,351	42,351	Level 1, Level 2
Trade and other payables	—	—	(31,032)	(31,032)	(31,032)	(3)
Other current financial liabilities	—	(6,589)	(46,725)	(53,314)	(56,895)	Level 2
Other long-term financial liabilities	—	(12,863)	(82,588)	(95,451)	(100,371)	Level 2
Indebtedness(2)	—	—	(3,864,478)	(3,864,478)	(3,850,788)	Level 2
	$784,390	$3,172	$(4,024,823)	$(3,237,261)	$(3,232,072)

As at December 31, 2015	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$690,726	$—	$—	$690,726	$690,726	Level 1
Trade and other receivables	50,781	—	—	50,781	50,781	(3)
Other current financial assets	1,186	—	—	1,186	1,186	Level 1
Other long-term financial assets(1)	20,127	20,235	—	40,362	40,362	Level 1, Level 2
Trade and other payables	—	—	(44,166)	(44,166)	(44,166)	(3)
Other current financial liabilities	—	(6,510)	(29,915)	(36,425)	(40,718)	Level 2
Other long-term financial liabilities	—	(4,903)	(89,287)	(94,190)	(99,562)	Level 2
Indebtedness(2)	—	—	(4,106,165)	(4,106,165)	(4,069,522)	Level 2
	$762,820	$8,822	$(4,269,533)	$(3,497,891)	$(3,470,913)
(1)	The other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of non-restricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. FINANCIAL INSTRUMENTS  – (continued)

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $193.9 million (December 31, 2015 — $214.0 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. These calculations are performed on a recurring basis. At March 31, 2016 and December 31, 2015, the discount rate used was 4.6%.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at	March 31, 2016	December 31, 2015
Canadian Term Loan A Facility	99.50%	99.00%
Canadian Term Loan B Facility	99.13%	98.63%
U.S. Term Loan B Facility	99.38%	98.25%
6.0% Senior Notes	100.25%	100.81%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The discount rates used to discount U.S. dollar cash flows ranged from 0.44% to 0.95% (December 31, 2015 — 0.43% to 1.46%). The discount rates used to discount Canadian dollar cash flows ranged from 0.87% to 0.90% (December 31, 2015 — 0.79% to 0.97%).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. FINANCIAL INSTRUMENTS  – (continued)

The current and long-term portion of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, and the fair value hierarchy levels used to calculate those fair values were as follows:

As at March 31, 2016	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(1,347)	$—	$(1,347)	Level 2
Interest rate floors	—	(5,242)	(12,863)	(18,105)	Level 2
Prepayment option	22,624	—	—	22,624	Level 2
	$22,624	$(6,589)	$(12,863)	$3,172

As at December 31, 2015	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(2,335)	$—	$(2,335)	Level 2
Interest rate floors	—	(4,175)	(4,903)	(9,078)	Level 2
Prepayment option	20,235	—	—	20,235	Level 2
	$20,235	$(6,510)	$(4,903)	$8,822

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2015 and January 1, 2016	$8,822
Unrealized (losses) gains on derivatives
Interest rate floors	(10,212)
Prepayment option	3,462
Interest rate swaps	881
Impact of foreign exchange	219
Fair value, March 31, 2016	$3,172

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

16. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended March 31,	2016		2015
	Pension	Other	Pension	Other
Operating expenses	$1,559	$55	$1,575	$124
Interest expense	$219	$180	$233	$259

No amounts were recorded on the condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2016 or 2015.

The balance sheet obligations were included in other long-term liabilities and distributed between pension and other post-employment benefits as follows:

As at	March 31, 2016	December 31, 2015
Pension benefits	$19,182	$19,901
Other post-employment benefits	22,565	22,861
	$41,747	$42,762

17. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2016	2015
Cash	$515,164	$202,376
Short-term investments, original maturity three months or less(1)	193,922	349,432
Cash and cash equivalents	$709,086	$551,808
(1)	Consists of short-term investments with an original maturity date of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2016	2015
Income taxes paid	$(37,680)	$(77,212)
Income taxes received	—	810
	$(37,680)	$(76,402)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. SUPPLEMENTAL CASH FLOW INFORMATION  – (continued)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Three months ended March 31,	2016	2015
Interest paid	$(24,066)	$(26,721)
Interest received	1,419	1,328
Capitalized interest	629	1,844
	$(22,018)	$(23,549)

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

Three months ended March 31,	2016	2015
		Restated (Note 3)
Trade and other receivables	$(3,233)	$7,428
Other current and long-term financial assets	(2,091)	478
Prepaid expenses and other current and long-term assets	4,001	(5,561)
Trade and other payables	2,112	768
Other current and long-term financial liabilities	(6)	(2,130)
Other current and long-term liabilities	68,496	970
	$69,279	$1,953

Non-cash investing and financing activities were comprised of:

Three months ended March 31,	2016	2015
Satellites, property and other equipment	$15,147	$15,184
Intangible assets	$53	$—

18. COMMITMENTS AND CONTINGENT LIABILITIES

The following is a summary of the Company’s off-balance sheet contractual obligations as at March 31, 2016 and significant off-balance sheet contractual obligations entered into subsequent to March 31, 2016:

	2016	2017	2018	2019	2020	Thereafter	Total

Operating property leases	$4,975	$5,941	$5,530	$2,000	$465	$1,547	$20,458
Capital commitments	143,463	164,220	26,238	—	—	—	333,921
Other operating commitments	14,436	9,488	7,984	6,096	5,614	4,640	48,258
	$162,874	$179,649	$39,752	$8,096	$6,079	$6,187	$402,637

Operating property leases consist of off-balance sheet contractual obligations for land or building usage, while capital commitments include commitments for capital projects. Other operating commitments consist of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations include the future minimum payments for the expected duration of each respective obligation, which have various terms and expire between 2016 and 2043.

The Company has entered into contracts for the construction of satellites and other capital expenditures and the outstanding commitments under these contracts were included in capital commitments.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

18. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

The Company has agreements with various customers for prepaid revenue on several service agreements, a portion of which is refundable under certain circumstances, which take effect when the satellite is placed into service. The Company is responsible for operating and controlling these satellites. As at March 31, 2016, customer prepayments of $379.7 million (December 31, 2015 — $323.1 million) were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2015 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

19. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Any balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

19. RELATED PARTY TRANSACTIONS  – (continued)

Stock Options

During 2013 through 2015, the Board authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plan. An expense of $1.5 million was recorded in operating expenses in the three months ended March 31, 2016 in connection with these stock options (March 31, 2015 — $1.9 million).

In March 2016, a total of 1,253,477 vested stock options were repurchased at fair value from key management personnel and other employees or former employees for total cash consideration of $24.7 million, of which $18.7 million was paid to key management personnel.

Defined benefit pension plans

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2016 were $2.3 million (March 31, 2015 — $2.0 million).

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. There were no transactions or balances outstanding with Red Isle during any of the periods presented.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended March 31,	2016	2015	2016	2015
Revenue	$34	$31	$—	$—
Operating expenses	$—	$—	$1,723	$1,834

The following balances were outstanding with Loral at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Current receivables/payables	$142	$119	$233	$529

The amounts outstanding are unsecured and will be settled in cash.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes were co-issued by Telesat LLC and Telesat Canada (“the Issuers”), which are 100% owned subsidiaries of Telesat and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and the Guarantors.

The condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat and Telesat Interco Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

The comparative condensed consolidating financial information has been restated to account for the treatment of the capitalized interest, the corresponding depreciation and foreign currency adjustment adopted in the third quarter of 2015. In addition, the statement of cash flows has been adjusted for the change in accounting policy on the presentation of the (gain) loss on foreign exchange on the statement of cash flows adopted in the second quarter of 2015, refer to Note 3.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2016

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$215,944	$38,367	$5,216	$(24,594)	$234,933
Operating expenses	—	—	—	(40,474)	(26,126)	(4,841)	24,594	(46,847)
	—	—	—	175,470	12,241	375	—	188,086
Depreciation	—	—	—	(43,191)	(13,413)	—	319	(56,285)
Amortization	—	—	—	(5,993)	(617)	—	—	(6,610)
Other operating (losses) gains, net	—	—	—	(2,517)	13	—	—	(2,504)
Operating income (loss)	—	—	—	123,769	(1,776)	375	319	122,687
Income from equity investments	236,377	236,377	—	40	395	—	(473,189)	—
Interest expense	—	—	—	(50,327)	(560)	—	668	(50,219)
Interest and other income	—	—	—	956	215	4	—	1,175
Loss on changes in fair value of financial instruments	—	—	—	(5,869)	—	—	—	(5,869)
Gain (loss) on foreign exchange	1	—	—	187,438	11,661	(9,578)	—	189,522
Income (loss) before tax	236,378	236,377	—	256,007	9,935	(9,199)	(472,202)	257,296
Tax expense	—	—	—	(19,630)	(300)	—	—	(19,930)
Net income (loss)	$236,378	$236,377	$—	$236,377	$9,635	$(9,199)	$(472,202)	$237,366

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2016

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$236,378	$236,377	$—	$236,377	$9,635	$(9,199)	$(472,202)	$237,366
Other comprehensive loss
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	(16,014)	(1,409)	(1,456)	(18,879)
Other comprehensive loss from equity investments	(17,423)	(17,423)	—	(17,423)	(1,409)	—	53,678	—
Other comprehensive loss	(17,423)	(17,423)	—	(17,423)	(17,423)	(1,409)	52,222	(18,879)
Total comprehensive income (loss)	$218,955	$218,954	$—	$218,954	$(7,788)	$(10,608)	$(419,980)	$218,487

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of (Loss) Income
For the three months ended March 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$216,758	$35,685	$4,726	$(28,461)	$228,708
Operating expenses	—	—	—	(38,237)	(30,192)	(4,506)	28,461	(44,474)
	—	—	—	178,521	5,493	220	—	184,234
Depreciation	—	—	—	(44,520)	(7,854)	(25)	(39)	(52,438)
Amortization	—	—	—	(6,456)	(698)	—	—	(7,154)
Other operating losses, net	—	—	—	(9)	—	(9)	—	(18)
Operating income (loss)	—	—	—	127,536	(3,059)	186	(39)	124,624
(Loss) income from equity investments	(155,992)	(155,992)	—	(17,517)	292	—	329,209	—
Interest expense	—	—	—	(46,417)	(369)	—	1,844	(44,942)
Interest and other income	—	—	—	599	366	25	—	990
Gain on changes in fair value of financial instruments	—	—	—	44,335	—	—	—	44,335
(Loss) gain on foreign exchange	(2)	—	—	(246,831)	(26,101)	12,393	—	(260,541)
(Loss) income before tax	(155,994)	(155,992)	—	(138,295)	(28,871)	12,604	331,014	(135,534)
Tax expense	—	—	—	(17,697)	(877)	(81)	—	(18,655)
Net (loss) income	$(155,994)	$(155,992)	$—	$(155,992)	$(29,748)	$12,523	$331,014	$(154,189)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net (loss) income	$(155,994)	$(155,992)	$—	$(155,992)	$(29,748)	$12,523	$331,014	$(154,189)
Other comprehensive income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	11,697	152	545	12,394
Other comprehensive income from equity investments	11,849	11,849	—	11,849	152	—	(35,699)	—
Other comprehensive income	11,849	11,849	—	11,849	11,849	152	(35,154)	12,394
Total comprehensive (loss) income	$(144,145)	$(144,143)	$—	$(144,143)	$(17,899)	$12,675	$295,860	$(141,795)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at March 31, 2016

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$663,273	$42,709	$3,104	$—	$709,086
Trade and other receivables	—	—	—	34,358	16,621	1,430	—	52,409
Other current financial assets	—	—	—	92	3,058	18	—	3,168
Intercompany receivables	—	—	—	308,480	79,129	173,673	(561,282)	—
Prepaid expenses and other current assets	—	—	—	10,149	4,070	97	—	14,316
Total current assets	—	—	—	1,016,352	145,587	178,322	(561,282)	778,979
Satellites, property and other equipment	—	—	—	1,266,211	607,543	—	15,215	1,888,969
Deferred tax assets	—	—	—	—	7,964	275	(1,050)	7,189
Other long-term financial assets	—	—	—	34,875	6,953	523	—	42,351
Other long-term assets	—	—	—	12,396	901	—	—	13,297
Intangible assets	—	—	—	748,246	86,232	—	—	834,478
Investment in affiliates	1,161,128	1,161,128	—	1,479,575	44,559	—	(3,846,390)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,161,128	$1,161,128	$—	$6,635,711	$1,243,615	$203,791	$(4,393,507)	$6,011,866
Liabilities
Trade and other payables	$—	$—	$—	$10,460	$20,106	$466	$—	$31,032
Other current financial liabilities	—	—	—	47,920	3,845	1,549	—	53,314
Intercompany payables	30,504	—	—	158,472	369,880	2,426	(561,282)	—
Other current liabilities	—	—	—	83,351	3,295	235	—	86,881
Current indebtedness	—	—	—	367,150	—	—	—	367,150
Total current liabilities	30,504	—	—	667,353	397,126	4,676	(561,282)	538,377
Long-term indebtedness	—	—	—	3,457,672	—	—	—	3,457,672
Deferred tax liabilities	—	—	—	463,298	—	—	(1,050)	462,248
Other long-term financial liabilities	—	—	—	67,658	27,463	330	—	95,451
Other long-term liabilities	—	—	—	296,154	48,262	—	—	344,416
Total liabilities	30,504	—	—	4,952,135	472,851	5,006	(562,332)	4,898,164
Shareholders’ equity	1,130,624	1,161,128	—	1,683,576	770,764	198,785	(3,831,175)	1,113,702
Total liabilities and shareholders’ equity	$1,161,128	$1,161,128	$—	$6,635,711	$1,243,615	$203,791	$(4,393,507)	$6,011,866

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$623,931	$63,656	$3,139	$—	$690,726
Trade and other receivables	—	—	—	36,543	13,284	954	—	50,781
Other current financial assets	—	—	—	94	1,073	19	—	1,186
Intercompany receivables	—	—	—	355,022	103,230	184,766	(643,018)	—
Prepaid expenses and other current assets	—	—	—	12,140	4,920	40	—	17,100
Total current assets	—	—	—	1,027,730	186,163	188,918	(643,018)	759,793
Satellites, property and other equipment	—	—	—	1,310,977	598,604	—	15,684	1,925,265
Deferred tax assets	—	—	—	—	8,569	261	(1,039)	7,791
Other long-term financial assets	—	—	—	33,005	6,800	557	—	40,362
Other long-term assets	—	—	—	12,484	954	—	—	13,438
Intangible assets	—	—	—	754,239	57,158	—	—	811,397
Investment in affiliates	965,084	965,084	—	1,461,718	45,576	—	(3,437,462)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$965,084	$965,084	$—	$6,678,209	$1,247,700	$214,407	$(4,065,835)	$6,004,649
Liabilities
Trade and other payables	$—	$—	$—	$9,562	$33,805	$799	$—	$44,166
Other current financial liabilities	—	—	—	31,648	3,620	1,157	—	36,425
Intercompany payables	30,507	—	—	194,551	415,456	2,504	(643,018)	—
Other current liabilities	—	—	—	79,056	1,387	194	—	80,637
Current indebtedness	—	—	—	87,386	—	—	—	87,386
Total current liabilities	30,507	—	—	402,203	454,268	4,654	(643,018)	248,614
Long-term indebtedness	—	—	—	3,975,835	—	—	—	3,975,835
Deferred tax liabilities	—	—	—	469,010	—	—	(1,039)	467,971
Other long-term financial liabilities	—	—	—	64,400	29,432	358	—	94,190
Other long-term liabilities	—	—	—	279,229	20,682	—	—	299,911
Total liabilities	30,507	—	—	5,190,677	504,382	5,012	(644,057)	5,086,521
Shareholders’ equity	934,577	965,084	—	1,487,532	743,318	209,395	(3,421,778)	918,128
Total liabilities and shareholders’ equity	$965,084	$965,084	$—	$6,678,209	$1,247,700	$214,407	$(4,065,835)	$6,004,649

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2016

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$236,378	$236,377	$—	$236,377	$9,635	$(9,199)	$(472,202)	$237,366
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	43,191	13,413	—	(319)	56,285
Amortization	—	—	—	5,993	617	—	—	6,610
Tax expense	—	—	—	19,630	300	—	—	19,930
Interest expense	—	—	—	50,327	560	—	(668)	50,219
Interest income	—	—	—	(1,333)	(154)	(4)	—	(1,491)
(Gain) loss on foreign exchange	(1)	—	—	(187,438)	(11,661)	9,578	—	(189,522)
Loss on changes in fair value of financial instruments	—	—	—	5,869	—	—	—	5,869
Share-based compensation	—	—	—	1,444	301	—	—	1,745
Income from equity investments	(236,377)	(236,377)	—	(40)	(395)	—	473,189	—
Loss (gain) on disposal of assets	—	—	—	2,517	(13)	—	—	2,504
Other	—	—	—	(10,050)	239	(70)	—	(9,881)
Income taxes paid, net of income taxes received	—	—	—	(37,586)	(94)	—	—	(37,680)
Interest paid, net of capitalized interest and interest received	—	—	—	(22,716)	26	4	668	(22,018)
Repurchase of stock options	—	—	—	(21,650)	(3,008)	—	—	(24,658)
Operating assets and liabilities	—	—	—	38,034	31,530	(285)	—	69,279
Net cash from operating activities	—	—	—	122,569	41,296	24	668	164,557
Cash flows used in investing activities
Satellite programs, including capitalized interest	—	—	—	—	(61,024)	—	(668)	(61,692)
Purchase of other property and equipment	—	—	—	(1,377)	(1,089)	—	—	(2,466)
Purchase of intangible assets	—	—	—	—	(31,240)	—	—	(31,240)
Repayment of loans receivable from affiliates	—	—	—	6,000	—	—	(6,000)	—
Loans receivable from affiliates	—	—	—	(349)	—	—	349	—
Return of capital to shareholder	—	—	—	750	—	—	(750)	—
Investment in affiliates	—		—	(38,696)	—	—	38,696	—
Net cash used in investing activities	—	—	—	(33,672)	(93,353)	—	31,627	(95,398)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows – (continued)
For the three months ended March 31, 2016

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from financing activities
Repayment of indebtedness	—	—	—	(25,009)	—	—	—	(25,009)
Capital lease payments	—	—	—	—	(5)	—	—	(5)
Satellite performance incentive payments	—	—	—	(1,885)	(27)	—	—	(1,912)
Repayment of loans payable to affiliates	—	—	—	—	(6,000)	—	6,000	—
Loans payable to affiliates	—	—	—	—	349	—	(349)	—
Return of capital to shareholder	—	—	—	—	(750)	—	750	—
Proceeds from issuance of share capital	—	—	—	—	38,696	—	(38,696)	—
Net cash (used in) from financing activities	—	—	—	(26,894)	32,263	—	(32,295)	(26,926)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(22,661)	(1,153)	(59)	—	(23,873)
Increase (decrease) in cash and cash equivalents	—	—	—	39,342	(20,947)	(35)	—	18,360
Cash and cash equivalents, beginning of period	—	—	—	623,931	63,656	3,139	—	690,726
Cash and cash equivalents, end of period	$—	$—	$—	$663,273	$42,709	$3,104	$—	$709,086

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	$(155,994)	$(155,992)	$—	$(155,992)	$(29,748)	$12,523	$331,014	$(154,189)
Adjustments to reconcile net (loss) income to cash flows from (used in) operating activities
Depreciation	—	—	—	44,520	7,854	25	39	52,438
Amortization	—	—	—	6,456	698	—	—	7,154
Tax expense	—	—	—	17,697	877	81	—	18,655
Interest expense	—	—	—	46,417	369	—	(1,844)	44,942
Interest income	—	—	—	(783)	(125)	(25)	—	(933)
Loss (gain) on foreign exchange	2	—	—	246,831	26,101	(12,393)	—	260,541
Gain on changes in fair value of financial instruments	—	—	—	(44,335)	—	—	—	(44,335)
Share-based compensation	—	—	—	1,482	438	—	—	1,920
Loss (income) from equity investments	155,992	155,992	—	17,517	(292)	—	(329,209)	—
Loss on disposal of assets	—	—	—	9	—	9	—	18
Other	—	—	—	(9,700)	(245)	(25)	—	(9,970)
Income taxes paid, net of income taxes received	—	—	—	(76,000)	(321)	(81)	—	(76,402)
Interest paid, net of capitalized interest and interest received	—	—	—	(23,234)	(2,184)	25	1,844	(23,549)
Operating assets and liabilities	—	—	—	5,658	(4,535)	830	—	1,953
Net cash from (used in) operating activities	—	—	—	76,543	(1,113)	969	1,844	78,243
Cash flows used in investing activities
Satellite programs, including capitalized interest	—	—	—	—	(21,724)	—	(1,844)	(23,568)
Purchase of other property and equipment	—	—	—	(1,749)	(472)	—	—	(2,221)
Repayment of loans receivable from affiliates	—	—	—	430	—	—	(430)	—
Loans receivable from affiliates	—	—	—	(4,800)	—	—	4,800	—
Return of capital to shareholder	—	—	—	850	—	—	(850)	—
Investment in affiliates	—	—	—	(22,541)	—	—	22,541	—
Net cash used in investing activities	—	—	—	(27,810)	(22,196)	—	24,217	(25,789)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2016
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows – (continued)
For the three months ended March 31, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from financing activities
Repayment of indebtedness	—	—	—	(18,312)	—	—	—	(18,312)
Satellite performance incentive payments	—	—	—	(1,621)	(16)	—	—	(1,637)
Repayment of loans payable to affiliates	—	—	—	—	(430)	—	430	—
Loans payable to affiliates	—	—	—	—	4,800	—	(4,800)	—
Return of capital to shareholder	—	—	—	—	(850)	—	850	—
Proceeds from issuance of share capital	—	—	—	—	22,541	—	(22,541)	—
Net cash (used in) from financing activities	—	—	—	(19,933)	26,045	—	(26,061)	(19,949)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	23,892	(2,133)	188	—	21,947
Increase in cash and cash equivalents	—	—	—	52,692	603	1,157	—	54,452
Cash and cash equivalents, beginning of period	—	—	—	450,280	44,188	2,888	—	497,356
Cash and cash equivalents, end of period	$—	$—	$—	$502,972	$44,791	$4,045	$—	$551,808

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On March 31, 2016, the Bloomberg exchange rate was USD $1 = CAD $1.3004. The average exchange rate for the three months ended March 31, 2016, was USD $1 = CAD $1.3785.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to April 27, 2016, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “well positioned”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on February 25, 2016 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to these documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

Today we provide satellite services to customers from our fleet of 15 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have two other satellites under construction. We have an additional two prototype Ka-band satellites under construction which will be deployed in low earth orbit. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and transmission receive services, selling equipment, managing satellite networks, and providing technical consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost-plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can seek to increase revenue with relatively smaller increases in operating expenses.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated debt, and the gains or losses on financial instruments resulting from variations in the fair value of our interest rate swaps, the prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities, remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable orbital locations, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. Leveraging our strengths, we believe we can profitably grow our business over time by increasing the utilization of our in-orbit satellites, including our newly launched Telstar 12 VANTAGE and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand. We currently have two satellites, Telstar 18 VANTAGE and Telstar 19 VANTAGE, under construction and we recently contracted for two prototype Ka-band satellites that will be deployed in low earth orbit.

We will continue to actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while we regularly pursue these opportunities, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2016, we remain focused on increasing the utilization of our existing satellites, the construction of our new satellites, and identifying and pursuing opportunities to expand our satellite fleet, all while maintaining our operating discipline.

RECENT DEVELOPMENTS

Procurement of Low Earth Orbit satellites

On April 27, 2016, we announced the procurement of two prototype Ka-band satellites for operation in low earth orbit (“LEO”) that we expect to launch in 2017 as the first phase of our planned global LEO constellation that we are currently developing.

RESULTS OF OPERATIONS

Review of financial performance

Our net income for the three months ended March 31, 2016, was $237 million compared to a net loss of $154 million for the same period in the prior year. The positive variation of $391 million was principally due to a mainly non-cash gain on foreign exchange for the three months ended March 31, 2016, compared to a loss, for the same period in the prior year, which was primarily a result of the Canadian dollar strengthening during the quarter relative to the U.S. dollar, which positively impacted the translation of our U.S. dollar denominated debt into Canadian dollars. This positive impact was partially offset by unfavorable changes in the fair value of our financial instruments compared to the same period in the prior year and higher interest expense.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements and this MD&A:

	Q1 2016	March 31, 2016	December 31, 2015
USD to CAD spot rate	—	1.3004	1.3839
USD to CAD average rates	1.3785	—	—

	Q1 2015	March 31, 2015	December 31, 2014
USD to CAD spot rate	—	1.2686	1.1621
USD to CAD average rates	1.2289	—	—

Revenue

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2016	2015
Broadcast	$123	$121	2%
Enterprise	106	102	4%
Consulting and other	6	6	—
Revenue	$235	$229	3%

Revenue for the three months ended March 31, 2016, increased by $6 million to $235 million compared to $229 million earned over the same period in the prior year.

Revenue from Broadcast services increased by $2 million for the three months ended March 31, 2016, when compared to the same period in the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar relative to the Canadian dollar, when compared to the same period in 2015.

Revenue from Enterprise services increased by $4 million for the three months ended March 31, 2016 when compared to the same period in the prior year. The increase was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue for the three months ended March 31, 2016, and higher equipment sales, when compared to the same period in 2015, partially offset by lower revenue from customers in the energy and resource industries.

Consulting and other revenue remained constant for the three months ended March 31, 2016, when compared to the same period in the prior year.

Expenses

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2016	2015
Depreciation	$56	$52	8%
Amortization	7	7	—
Other operating losses, net	3	—	100%
Operating expenses	47	45	4%
Expenses	$113	$104	9%

Depreciation

Depreciation of satellites, property and other equipment increased by $4 million for the three months ended March 31, 2016, when compared to the same period in the prior year. The increase in depreciation was primarily a result of the start of depreciation of our Telstar 12 VANTAGE satellite which entered into service in December 2015, partially offset by the end of the useful lives, for accounting purposes, of our Nimiq 2 and Anik F1 satellites in February 2015 and February 2016, respectively.

Amortization

Amortization of intangible assets remained constant for the three months ended March 31, 2016, when compared to the same period in the prior year.

Other operating losses, net

Other operating losses, net, mainly related to the disposal of equipment in the three months ended March 31, 2016.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2016	2015
Compensation and employee benefits	$19	$18	6%
Other operating expenses	10	10	—
Cost of sales	18	17	6%
Operating expenses	$47	$45	4%

Operating expenses increased by $2 million for the three months ended March 31, 2016, when compared to the same period in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits increased by $1 million for the three months ended March 31, 2016, in comparison with the same period in the prior year. The increase was primarily due to employer costs related to the repurchase of stock options in the first quarter of 2016.

Other operating expenses remained constant for the three months ended March 31, 2016, compared to the same period in 2015.

Cost of sales increased by $1 million for the three months ended March 31, 2016, when compared to the same period in the prior year, primarily due to higher cost of equipment sales and an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses resulting from a stronger U.S. dollar relative to the Canadian dollar, when compared to the same period in 2015, partially offset by lower third party satellite capacity expenses.

Interest Expense

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2016	2015
Debt service costs	$49	$45	9%
Interest expense on satellite performance incentive payments	1	1	—
Interest expense on employee benefit plans	1	1	—
Capitalized interest	(1)	(2)	(50)%
Interest expense	$50	$45	11%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, satellite performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $4 million for the three months ended March 31, 2016, when compared to the same period in the prior year. The increase in debt service costs was primarily due to an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar relative to the Canadian dollar in the three months ended March 31, 2016, compared to the same period in 2015.

Interest on satellite performance incentive payments and on employee benefit plans remained constant for the three months ended March 31, 2016, when compared to the same period in the prior year.

Capitalized interest decreased by $1 million for the three months ended March 31, 2016, when compared to the same period in the prior year, primarily due to the completion of our Telstar 12 VANTAGE satellite in December 31, 2015, partially offset by the accumulated capital expenditures related to the two other satellites for which construction commenced in the fourth quarter of 2015.

Interest and Other Income

	Three months ended March 31,
(in millions of Canadian dollars)	2016	2015
Interest and other income	$1	$1

Interest and other income were mainly related to interest income on cash and short-term investments, and remained constant when compared to the same period in 2015.

Foreign Exchange and Derivatives

	Three months ended March 31,
(in millions of Canadian dollars)	2016	2015
(Loss) gain on changes in fair value of financial instruments	$(6)	$44
Gain (loss) on foreign exchange	$190	$(261)

The $6 million loss on changes in fair value of financial instruments in the three months ended March 31, 2016, represented a negative change of $50 million compared to the same period in the prior year. The loss on changes in fair value of financial instruments reflects changes in the fair values of our interest rate swaps, interest rate floors, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates. The negative change was mainly due to changes in fair value of the prepayment option on our Senior Notes and of our interest rate floors, partially offset by a positive change in the fair value of our interest rate swaps.

The foreign exchange gain for the three months ended March 31, 2016, was $190 million, compared to a foreign exchange loss of $261 million for the same period in 2015, resulting in a positive change of $451 million. The gain for the three months ended March 31, 2016, was mainly due to a weaker U.S. dollar to Canadian dollar spot rate at March 31, 2016 ($1.3004), compared to the spot rate at December 31, 2015 ($1.3839), and the resulting favorable impact on the translation of our U.S. dollar denominated debt. The foreign exchange loss for the three months ended March 31, 2015, was mainly due to a stronger U.S. dollar to

Canadian dollar spot rate at March 31, 2015 ($1.2686), compared to the spot rate at December 31, 2014 ($1.1621), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three months ended March 31,
(in millions of Canadian dollars)	2016	2015
Current tax expense	$24	$27
Deferred tax recovery	(4)	(8)
Tax expense	$20	$19

The tax expense for the three months ended March 31, 2016, increased by $1 million, when compared to the same period in the prior year. The increase was mainly due to realized foreign exchange gains and a higher tax rate in 2016, partially offset by lower operating income and higher interest expense.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at March 31, 2016, our contracted backlog was approximately $4.6 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog, as at March 31, 2016, to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2016	2017	2018	2019	2020	Thereafter
Backlog	$562	$664	$588	$530	$489	$1,802

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2016, we had $709 million of cash and short-term investments, as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2016, was $165 million, an $86 million increase compared to the same period in the prior year. The increase was primarily due to a positive change in working capital which mainly related to customer prepayments for future satellite services, and lower income taxes paid, partially offset by cash used for the repurchase of stock options.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2016 was $95 million. This consisted of $62 million of payments for satellite programs, $31 million of payments for intangible assets, as well as $2 million for other property and equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2016 was $27 million. This was mostly related to mandatory principal repayments made on our Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2016, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and the required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our other subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate loans, and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As at March 31, 2016, other than approximately $0.1 million in drawings related to letters of credit, there were no borrowings under this facility.

We expect to refinance our Revolving Facility in 2016.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. As at March 31, 2016, $356 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

We expect to refinance or repay our TLA Facility in 2016.

iii — Term Loan B — Canadian Facility

Our Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $140 million loan maturing on March 28, 2019. As at March 31, 2016, $136 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,746 million loan maturing on March 28, 2019. As at March 31, 2016, USD $1,693 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes. We expect to refinance our existing Senior Notes before January 2017.

Senior Notes

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before May 15, 2016, in each case subject to exceptions provided in the Senior Notes indenture.

We expect to refinance our Senior Notes in 2016.

As at March 31, 2016, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2016, is expected to be approximately $172 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

At March 31, 2016, we had one interest rate swap to fix interest on $250 million of Canadian dollar denominated debt at a fixed rate, excluding applicable margins, of 1.62%, and one interest rate swap to fix interest on $300 million of U.S. dollar denominated debt at a fixed rate, excluding applicable margins, of 1.46%. At March 31, 2016, the fair value of these interest rate swaps was a liability of $1 million. These contracts mature on June 30, 2016 and September 30, 2016, respectively.

We had no outstanding currency derivative instruments at March 31, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At March 31, 2016, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $23 million and the fair value of the embedded derivatives related to the interest rate floors was a liability of $18 million. The changes in the fair value of these embedded derivatives are recorded on our condensed consolidated statement of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

All derivative instruments are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. The fair values also include an adjustment related to the counterparty credit risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of satellites and other capital expenditures. The outstanding commitments associated with these contracts were approximately $334 million as at the date of this report. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or funds available under our Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we still periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and short-term investments. In addition, approximately 51% of our revenue, 37% of our operating expenses, 88% of our interest expense, and the majority of our capital expenditures were denominated in U.S. dollars for the three months ended March 31, 2016.

As a result, the volatility of the Canadian dollar versus the U.S. dollar exposes us to foreign exchange risks. At March 31, 2016, we recorded a mainly non-cash foreign exchange gain of approximately $190 million due to a weaker U.S. to Canadian dollar spot rate ($1.3004) compared to December 31, 2015 ($1.3839). Conversely, at March 31, 2015, the U.S. to Canadian dollar spot rate strengthened ($1.2686) as compared to December 31, 2014 ($1.1621), thus resulting in a mainly non-cash foreign exchange loss of approximately $261 million.

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. At March 31, 2016, we had no forward currency contracts or currency derivative instruments in place.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and short-term investments at March 31, 2016 by $169 million and $19 million, respectively, and increased (decreased) our revenue and our operating expenses for the three months ended March 31, 2016 by $6 million and $2 million, respectively. This analysis assumes that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2016 (USD $1 = CAD $1.3004).

(CAD millions, beginning of period)	Q2 2016	2017	2018	2019	Thereafter
U.S. TLB Facility	$2,202.1	$2,185.0	$2,162.3	$2,139.6	$—
Senior Notes	1,170.4	1,170.4	—	—	—
U.S. dollar denominated debt balances	$3,372.5	$3,355.4	$2,162.3	$2,139.6	$—

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. At March 31, 2016, we had two interest rate swaps outstanding to hedge interest on a portion of our debt.

If the interest rates on our unhedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of interest rate floors, the result would be a (decrease) increase of $1.4 million to our net income for the three months ended March 31, 2016.

Through our debt we are exposed to interest rate fluctuations. The following table contains our existing debt that is exposed to interest rate fluctuations and the impact of interest rate derivatives. The balances in the table below at the beginning of each respective period are net of our scheduled debt repayments, and are based on the existing derivative maturities and foreign exchange rates as at March 31, 2016.

(CAD millions, beginning of period)	Q2 2016	2017	2018	2019	Thereafter	Fair Value March 31, 2016
CAD denominated (CDOR + spread)	$356.3	$300.0	$—	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	135.8	134.8	133.4	132.0	—
USD denominated (Libor with 0.75% floor + spread)	2,202.1	2,185.0	2,162.3	2,139.6	—
Debt exposed to variable interest rate	$2,694.2	$2,619.8	$2,295.7	$2,271.6	$—
Variable to fixed	$(250.0)	$—	$—	$—	$—	$(0.4)
Weighted average fixed rate (before spread)	1.62%	—	—	—	—
Variable to fixed(1)	(390.1)	—	—	—	—	$(0.9)
Weighted average fixed rate (before spread)	1.46%	—	—	—	—
Interest rate derivatives	$(640.1)	$—	$—	$—	$—
Debt exposed to variable interest rate after interest rate derivatives	$2,054.1	$2,619.8	$2,295.7	$2,271.6	$—
(1)	USD $300 million notional, variable rate is greater of 3 month Libor or 1.00%

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and the consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve Months Ended March 31, 2016
Net income	$124.6
Impact of unrestricted subsidiary	(0.7)
Consolidated earnings for covenant purposes	123.9
Plus:
Income taxes (Note 1)	90.0
Interest expense (Note 1)	181.9
Depreciation and amortization expense (Note 1)	239.0
Non-cash share-based compensation	5.2
Other	14.4
Increased by:
Non-cash losses on changes in fair value of financial instruments and swap obligations	44.2
Non-cash losses resulting from changes in foreign exchange rates (Note 1)	77.4
Consolidated EBITDA for Covenant Purposes	$776.0
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. Non-cash gains and losses on foreign exchange exclude realized amounts for covenant purposes. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in millions of dollars)	As at March 31, 2016
USD denominated debt
U.S. TLB Facility (USD)	$1,693.4
Senior Notes (USD)	900.0
2,593.4
Foreign exchange adjustment	779.0
Subtotal (CAD)	3,372.4
Deferred financing costs, interest rate floors, prepayment option and premiums	(39.7)
CAD denominated debt
TLA Facility	356.3
Canadian TLB Facility	135.8
Indebtedness	$3,824.8

(in millions of Canadian dollars)
Indebtedness	$3,824.8
less: Unsecured debt (Senior Notes)	(1,170.4)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	39.7
Consolidated Total Secured Debt for Covenant Purposes	$2,694.1

As at March 31, 2016, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.47:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING STANDARDS

We have prepared our consolidated financial statements in accordance with IFRS. Refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2015, for a complete description of our significant accounting policies.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to us are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our audited consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our audited consolidated financial statements.

Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB on January 13, 2016, and will replace IAS 17, Leases and related interpretations on leases. IFRS 16 will require a lessee to recognize a right-of-use asset and lease liability for all leases with a term of more than 12 months. The standard will also require that the depreciation of the leased assets be recorded separately from the interest expense on the lease liabilities on the statement of income. For lessors, IFRS 16 substantially carries forward the requirements of IAS 17. IFRS 16 also aligns the definition of a lease with the control based approach in IFRS 15. We can elect to use either a retrospective approach with full restatement of comparative information or a retrospective approach with the cumulative effect of initial application shown in retained earnings instead of the restatement of the comparative information. The standard is effective for annual periods beginning on or after January 1, 2019. Earlier adoption of the standard is permitted if it is applied in conjunction with IFRS 15. We are currently evaluating the impact of IFRS 16 on our consolidated financial statements.

Statement of cash flows

In January 2016, an amendment was issued by the IASB for IAS 7, Statement of Cash Flows (“IAS 7”). This amendment will require disclosure of the cause of the changes in liabilities arising from financing activities, including changes arising from cash flows as well as non-cash changes. This amendment is effective for annual periods beginning on or after January 1, 2017. We are currently evaluating the impact of the amendment to IAS 7 on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

On April 26, 2016, Mr. Clare Copeland was appointed as Chair of the Company’s Compensation and Corporate Governance Committee replacing Mr. Peter Harder who resigned as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, as the Chair of Telesat Holdings Inc.’s Compensation and Corporate Governance Committee, and as a member of the Board of Managers of Telesat LLC effective March 18, 2016.

Item 6. Exhibits

None.